82-2748

CAWLEY & ASSOCIATES

GOLDCLIFF RESOURCE CORPORATION

VANCOUVER, BRITISH COLUMBIA, CANADA

FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2003
(UNAUDITED - SEE NOTICE TO READER)

NOTICE TO READER

We have compiled the balance sheet of Goldcliff Resources Corporation as at April 30, 2003 and the statements of loss and deficit, deferred exploration expenditures and cash flow for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
June 30 , 2003

"*Cawley & Associates*"
Cawley & Associates

CHARTERED ACCOUNTANTS 3RD FLOOR 1622 WEST 7TH AVENUE TEL: (604) 731-1191 BCAWLEY@CAWLEY-ASSOC.COM
BRIAN CAWLEY CORPORATION VANCOUVER, B.C. V6J 1S5 FAX: (604) 731-3511 GCURRAN@CAWLEY-ASSOC.COM

GOLDCLIFF RESOURCE CORPORATION, 920-470 Granville Street, Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685 Fax: (604) 685-5686 Email: info@goldcliff.ca Web: www.goldcliff.com

QUARTERLY REPORT BC FORM 51-901F SCHEDULE A	
ISSUERS DETAILS	
For Quarter Ended	April 30, 2003
Date of Report:	June 30, 2003
Name of Issuer	Goldcliff Resource Corporation
Issuers Address	Suite 920 - 470 Granville Street Vancouver, BC V6C 1V5
Fax Number	604-685-5685
Phone Number	604-685-5686
Email	info@goldcliff.ca
Web	www.goldcliff.com
Contact Person	Leonard W. Saleken, PGeo
Contact Position	CEO, President, Director
Contact Telephone Number	604-261-7477
Contact Fax Number	604-261-8994

SUPPL

CERTIFICATE

The **Schedule A** required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name Leonard W. Saleken	"Leonard W. Saleken"	Date Signed June 30, 2003
Directors Name Edwin R. Rockel	"Edwin R. Rockel"	Date Signed June 30, 2003

gcn\qtr2\apr2003A51-901F.doc

GOLDCLIFF RESOURCE CORPORATION
BALANCE SHEET
APRIL 30, 2003
(UNAUDITED - SEE NOTICE TO READER)

	April 30, 2003	October 31, 2002 (AUDITED)
ASSETS		
CURRENT ASSETS:		
Cash	$ 8,188	$ 57,474
G.S.T. receivable	8,585	24,051
Prepaid expenses	1,802	1,802
Total current assets	18,575	83,327
TERM DEPOSITS	11,090	11,031
MINERAL CLAIMS	247,136	244,340
DEFERRED EXPLORATION EXPENDITURES	1,033,009	1,033,009
	$ 1,309,810	$ 1,371,707
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 62,296	$ 117,222
SHAREHOLDERS' EQUITY:		
Share capital	3,035,014	2,991,014
Deficit, per the accompanying statement	(1,787,500)	(1,736,529)
Total shareholders' equity	1,247,514	1,254,485
	$ 1,309,810	$ 1,371,707

On behalf of the board:

"Leonard W. Saleken"

Director

"Edwin R. Rockel"

Director

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED APRIL 30, 2003
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative six month period ended	
	April 30 2003	April 30 2002	April 30 2003	April 30, 2002
GENERAL REVENUE	$ -	$ -	$ -	$ 2,500
GENERAL AND ADMINISTRATIVE EXPENDITURES:				
Advertising and promotion	78	-	25,311	-
Bank charges and interest	459	97	559	190
Legal and accounting	10,660	5,645	11,341	5,834
Management fees	-	-	2,619	3,600
Office	5,983	4,502	7,837	7,914
Rent	1,483	1,465	2,952	2,875
Telephone	129	343	435	1,330
Total general and administrative expenditures	18,792	12,052	51,054	21,743
NET LOSS BEFORE INTEREST INCOME	(18,792)	(12,052)	(51,054)	(19,243)
INTEREST INCOME	40	228	83	518
NET LOSS	(18,752)	(11,824)	(50,971)	(18,725)
DEFICIT, beginning of period	(1,768,748)	(1,652,701)	(1,736,529)	(1,645,800)
DEFICIT, end of period	$(1,787,500)	$(1,664,525)	$(1,787,500)	$(1,664,525)

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF CHANGES IN CASH FLOW
FOR THE SIX MONTHS ENDED APRIL 30, 2003
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative six month period ended	
	April 30, 2003	April 30, 2002	April 30, 2003	April 30, 2002
CASH FLOW USED IN OPERATING ACTIVITIES:				
Interest received	$ 24	$ 465	$ 24	$ 467
Interest expense	(459)	(97)	(559)	(190)
Cash received from customers	-	-	-	2,500
Cash paid to suppliers and employees	(19,378)	(14,806)	(89,955)	(17,813)
CASH FLOW USED IN OPERATING ACTIVITIES	(19,813)	(14,438)	(90,490)	(15,036)
CASH FLOW PROVIDED (USED) IN INVESTING ACTIVITIES:				
Mineral claims	-	-	(2,796)	(3,500)
Term deposit redeemed	-	15,000	-	15,000
CASH FLOW PROVIDED (USED) IN INVESTING ACTIVITIES	-	15,000	(2,796)	11,500
CASH FLOW FROM FINANCING ACTIVITIES:				
Capital stock issued	-	-	44,000	-
CASH FLOW FROM FINANCING ACTIVITIES	-	-	44,000	-
DECREASE IN CASH DURING THE PERIOD	(19,813)	562	(49,286)	(3,536)
CASH, beginning of period	28,001	5,840	57,474	9,938
CASH, end of period	$ 8,188	$ 6,402	$ 8,188	$ 6,402

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
FOR THE SIX MONTHS ENDED APRIL 30, 2003
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative six month period ended	
	April 30, 2003	April 30, 2002	April 30, 2003	April 30, 2002
OPENING DEFERRED EXPLORATION EXPENDITURES	$ 1,033,009	$ 845,589	$ 1,033,009	$ 828,365
EXPENDITURES DURING THE PERIOD				
Assays	-	-	-	49
Geological surveys	-	-	-	14,000
Field expenses and supplies	-	-	-	21
Mapping	-	195	-	1,866
Travel	-	-	-	1,483
	-	195	-	17,419
ENDING DEFERRED EXPLORATION EXPENDITURES	$ 1,033,009	$ 845,784	$ 1,033,009	$ 845,784

GOLDCLIFF RESOURCE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 2003
(UNAUDITED - SEE NOTICE TO READER)

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

GOLDCLIFF RESOURCE CORPORATION, 920-470 Granville Street, Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685 Fax: (604) 685-5686 Email: info@goldcliff.ca Web: www.goldcliff.com

QUARTERLY REPORT BC FORM 51-901F SCHEDULES B AND C

ISSUERS DETAILS

For Quarter Ended	April 30, 2003
Date of Report:	June 30, 2003
Name of Issuer	Goldcliff Resource Corporation
Issuers Address	Suite 920 - 470 Granville Street Vancouver, BC V6C 1V5
Fax Number	604-685-5685
Phone Number	604-685-5686
Email	info@goldcliff.ca
Web	www.goldcliff.com
Contact Person	Leonard W. Saleken, PGeo
Contact Position	CEO, President, Director
Contact Telephone Number	604-261-7477
Contact Fax Number	604-261-8994

CERTIFICATE

The **Schedules B and C** required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name Leonard W. Saleken	"Leonard W. Saleken"	Date Signed June 30, 2003
Directors Name Edwin R. Rockel	"Edwin R. Rockel"	Date Signed June 30, 2003

gcn/qtr2/apr2003BC51-901F.doc

SCHEDULE A: *FINANCIAL STATEMENTS*
See Unaudited Financial Statement

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.0 Analysis of expenses and deferred costs:
a) See Unaudited Financial Statement

2.0 Related party transactions
a) The aggregate amount of expenditures made to parties not at arm's length from the issuer for the current reporting period is $10,660.

3.0 Summary of securities issued and options granted and securities outstanding during the period:
a) Summary of securities (common shares) issued during the period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Total Proceeds	Type of Consideration	Commission Paid ($)
June 11, 2003	Common	Warrants	950,000	0.110	$104,500	Cash	Nil
June 11, 2003	Common	Private Placement	1,000,000	0.105	$105,000	Cash	Nil
Summary of securities issued during the period were			1,950,000		$209,500		

b) Summary of stock options granted during the period:

Date	Position	Name	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Expiry Date
June 11, 2003	President	Leonard W. Saleken	Common	Options	150000	0.105	May 16, 2008
June 11, 2003	Director	Edwin R. Rockel	Common	Options	100000	0.105	May 16, 2008
June 11, 2003	Director	George Sanders	Common	Options	150000	0.105	May 16, 2008
June 11, 2003	Employee	Corbin Saleken	Common	Options	43450	0.105	May 16, 2008
June 11, 2003	Employee	Grant F. Crooker	Common	Options	100000	0.105	May 16, 2008
June 11, 2003	Employee	Lee Mollison	Common	Options	50000	0.105	May 16, 2008
June 11, 2003	Consultant	Martyn Element	Common	Options	256550	0.105	May 16, 2005
Summary of securities issued during the period were					850000		

c) Summary of stock options outstanding during the period:

Date	Position	Name	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Expiry Date
June 11, 2003	President	Leonard W. Saleken	Common	Options	60000	0.100	Dec 11, 2005
June 11, 2003	President	Leonard W. Saleken	Common	Options	190000	0.180	July 02, 2006
June 11, 2003	President	Leonard W. Saleken	Common	Options	150000	0.105	May 16, 2008
June 11, 2003	Director	Edwin R. Rockel	Common	Options	85000	0.100	Dec 11, 2005
June 11, 2003	Director	Edwin R. Rockel	Common	Options	45000	0.180	July 03, 2006
June 11, 2003	Director	Edwin R. Rockel	Common	Options	60000	0.100	Dec 08, 2004
June 11, 2003	Director	Edwin R. Rockel	Common	Options	10000	0.120	June 12, 2007
June 11, 2003	Director	Edwin R. Rockel	Common	Options	100000	0.105	May 16, 2008
June 11, 2003	Director	George Sanders	Common	Options	50000	0.135	May 07, 2007
June 11, 2003	Director	George Sanders	Common	Options	100000	0.128	June 11, 2007
June 11, 2003	Director	George Sanders	Common	Options	150000	0.105	May 16, 2008
June 11, 2003	Director	Nazir Dhalla	Common	Options	65000	0.10	Feb 28, 2007
June 11, 2003	Director	Nazir Dhalla	Common	Options	15000	0.12	June 12, 2007
June 11, 2003	Officer	Graham H. Scott	Common	Options	65000	0.10	Dec 10, 2005
June 11, 2003	Officer	Graham H. Scott	Common	Options	35000	0.18	July 03, 2006
June 11, 2003	Employee	Eric Williams	Common	Options	20000	0.10	Dec 11, 2005
June 11, 2003	Employee	Eric Williams	Common	Options	20000	0.12	June 12, 2007
June 11, 2003	Employee	Corbin Saleken	Common	Options	34620	0.18	July 02, 2006
June 11, 2003	Employee	Corbin Saleken	Common	Options	65380	0.1275	June 11, 2007
June 11, 2003	Employee	Corbin Saleken	Common	Options	33450	0105	May 16, 2008
June 11, 2003	Employee	Grant F.Crooker	Common	Options	100000	0.105	May 16, 2008
June 11, 2003	Employee	Lee Mollison	Common	Options	50000	0105	May 16, 2008
June 11, 2003	Consultant	Martyn Element	Common	Options	256550	0105	May 16, 2005
Summary of stock options outstanding for the period are					1870000		

GOLDCLIFF RESOURCE CORPORATION
QUARTERLY REPORT

4.0 Summary of securities as at the end of the period:
a) Authorised capital: 100,000,000 common shares without par value.
b) Shares issued: 14,777,740 common shares without par value.(June 11, 2003)
c) Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	60,000	0.100	December 08, 2004
Options	260,000	0.100	December 11, 2005
Options	374,620	0.180	July 03, 2006
Options	65,000	0.100	February 28, 2007
Options	50,000	0.135	May 07, 2007
Options	210,380	0.120	June 12, 2007
Options	593450	0.105	May 16, 2008
Options	256550	0.105	May 16, 2005
Warrants	1,000,000	0.170	July 08, 2004
Warrants	900,000	0.110	June 04, 2004
Warrants	1,000,000	0.140	June 10, 2005
Convertible Securities	Nil		

The number of options outstanding are 1,870,000 common shares.
The number of warrants outstanding are 2,900,000 common shares.
The number of convertible securities outstanding are nil common shares

d) Number of common shares held in escrow: Nil
e) Number of common shares subject to pooling: Nil

5.0 List of Directors:
Leonard W. Saleken
Edwin R. Rockel
George Sanders
Nazir Dhalla

6.0 List of Officers:
Chief Executive Officer (CEO), Leonard W. Saleken
President, Leonard W. Saleken
Chief Financial Officer (CFO), Edwin R. Rockel
Secretary, Graham H. Scott

;CHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

.0 CORPORATE BUSINESS

;oldcliff Resource Corporation is a mineral exploration and development company. It has three projects located in the Province f British Columbia, Canada and one project located in the Province of Quebec, Canada. The principle active project for 2003 is ıe Hedley Gold Basin Project, Panorama Ridge property that is located in the Hedley Gold Basin, Nickel Plate mining district, ledley, British Columbia. The other two projects in British Columbia , the Cliff and Meadow Creek, are on a hold basis. These ırojects are being held and evaluated subject to market conditions and available funds. At present, no significant funds are urrently being expended on them. The one project in the Province of Quebec is a diamond property located in the Otish Aountains in north central Quebec. Exploration activity and expenditures in Quebec for 2003 are contingent on competitor ıctivity.

!.0 PROJECTS

!.1 BRITISH COLUMBIA (GOLD, SILVER, COPPER)

The principle active project for 2002 is the **Panorama Ridge Property** that is located in Hedley Gold Basin Nickel Plate mining listrict, Hedley, British Columbia. The other two projects in British Columbia , the Cliff (Au, Ag, Cu) and Meadow Creek, (Au, Ag) are on a hold basis. These projects are being held and evaluated subject to market conditions and available funds. The diamond project is located in the Otish Mountains of north central Quebec.

The Panorama Ridge gold property consists of 4000 hectares is located 320 kilometres east of Vancouver, British Columbia, Canada, 40 kilometres north of the state of Washington's US border and six kilometres east of Hedley, in the Hedley Gold Basin, southern British Columbia. The Panorama Ridge gold skarn property is situated 3.5 kilometres east of the world-class gold skarn producing Nickle Plate mine (2.5 million ounces gold). The property is owned 100 per cent and operated by Goldcliff Resource Corporation and consists of 2,550 hectares in the Osoyoos Mining Division, British Columbia, Canada. The mining infrastructure on the Panorama Ridge property is in place with roads, water sources, communication lines and electrical power. Goldcliff's exploration on Panorama Ridge has identified several gold skarn prospects that are associated with two exploration gold targets of world-class size. The Epic and Panorama gold targets are geologically similar to the Nickel Plate gold skarn mined deposits in size and potential gold values. The 2002 exploration program estimated drill targets for the 2003 exploration program.

The **Meadow Creek Property** consists of 1490 hectares and is located 230 kilometres north east of Vancouver and 40 kilometres north of Merritt in southern British Columbia and contains two promising gold and silver prospects. The Plug prospect occurs in a quartz-sericite-chlorite schist within Nicola Group volcanic rocks. At the Plug main zone mineralization is 14.5 metres long and 1.70 metres wide (average true width) and contains gold and silver valves ranging from 1.14 to 20.78 g/t Au and 13.2 to 113 g/t Ag along with anomalous As (90 ppm), Cu (116 ppm), Pb (15 ppm) and Zn (15 ppm). The best mineralized drill intersection is 3.5 metres containing 2.83 g/t Au and 37.7 g/t Ag.

The **Cliff Project** is located 15 kilometres east of the Panorama Ridge property, Olalla, BC and covers an area of 1600 hectares in the Osoyoos Mining Division. The Olalla Gold camp is a historical gold and base metal district which is located 15 kilometres SE of the famous Nickel Plate gold camp. The gold mineralization in the camp is related to structural features containing quartz veins (Sweetner, Sunrise, Shepherd and Cliff veins), quartz breccia (Powder breccia) and quartz-carbonate veins (Something Good, Valley zone). Gold-copper mineralization occurs at the Copper King (skarn) and at the Lee zone (porphyry).

The Powder Breccia zone is a silica-pyrite breccia zone. Four core drill holes (1962) intersected the zone at a depth of approximately 90 metres. The significant intercepts are (ounces per ton): 12.0 metres of 0.06 ounces (including 1.6 metres of 0.17 ounces), 10.8 metres of 0.11 ounces (including 2.5 metres of 0.330 ounces), 2.4 metres of 0.14 ounces and 1.6 metre of 0.06 ounces.

The Lee Zone is a porphyry gold-copper prospect with gold and copper values associated with an altered, feldspar-hornblende porphyry stock. The intrusive is poorly exposed, bleached, weakly clay altered and fractured. The anomalous rock samples range from 100 to 974 ppb gold and 500 to 700 ppm copper. The soil geochemical anomaly covers an area of 1800 metres.

GOLDCLIFF RESOURCE CORPORATION
QUARTERLY REPORT
APRIL 30 2003

The Something Good shear zone is a three metre wide, quartz-carbonate, brecciated vein structure. The zone was chip sampled across 2.95 metres and returned the following gold values (grams per tonne): 2.54 grams (1.25 metres), 21.98 grams (0.85 metres) and 16.35 grams (0.85 metres). The geochemical anomaly extends the Something Good zone to the west for over 600 metres.

2.2 QUEBEC (DIAMONDS)

In the Otish Mountains diamond play, Goldcliff 's **Otish Diamond Project** has positioned the Company to take advantage of the diamond exploration opportunities in Canada. Goldcliff Resource Corporation has an option to purchase a 100-per-cent beneficial interest in 32 cells (1600 hectares) located on NTS sheet 33A04, ranges 4 through 8, columns 5 through 15, located in the Otish Mountains of Northern Quebec in consideration of $15,000 and 100,000 common shares in the first year and additional cash payments of $ 30,000 for the next two following years.

The mineral lands are located in the Archean craton of the Superior Province in the Otisk Mountains region (NTS 33A). where six kimberlites have been discovered and drilled by Ashton Mining of Canada Inc and its joint venture partner, SOQUEM Inc. Ashton has reported (April 9, 2002) that two of the six kimberlites are diamondiferous (Renard 1 & 2).

Goldcliff's mineral lands in the Otish Mountains of Quebec are well positioned to take advantage of competitor kimberlite diamondiferous discoveries by Ashton Mining of Canada Inc. and Majescor Resources Inc.

2.3 EXPLORATION OVERVIEW

Goldcliff has 7100 hectares (17750 acres) of gold (silver) mineral lands that are directly under its control. In diamonds, the Company has 1600 hectares (4000 acres) under option.

3.0 LIQUIDITY AND SOLVENCY

The Company has approximately $ 193,500 in cash for exploration and corporate purposes. The Company intends to raise additional funds by way of a private placement and /or short-form offing in 2003.

4.0 SUBSEQUENT EVENTS & MANAGEMENT CHANGES

On June 25, 2003, Edwin R. Rockel, PGeo (Director and Co-founder of Goldcliff) was appointed Chief financial Officer (CFO).

5.0 PROMOTIONAL DISCLOSURE

On January 31, 2003, the Company retained the services of Beloud Management Consultants Ltd. of Kelowna, BC, for the purposes of market-making activities. Beloud will receive a fee of $3000 per month for a period of nine months. The contract may be renewed thereafter with the consent of both parties. There are no performance factors contained in the agreement. Beloud Management is owned by Lorne Beloud, a chartered accountant, with many years of market experience.

The rules of the Toronto Venture Exchange, Policy 3.4, define market-making activities in part as: "Proper market-making activities corrects temporary imbalances in the supply of and demand for an Issuer's securities. The market should be allowed to rise and fall naturally, with the market-making activity operating primarily to smooth out these imbalances and facilitate an orderly market. Although a Person involved in market-making is not expected to ignore his or her economic self-interest or be precluded from also holding securities for investment purposes, he or she should normally be selling into a rising market and buying into a falling market. If the price stabilizes and there are sufficient buyers and sellers on both sides of the market, market-making activities should generally not occur at a level which materially affects the market."

On May 12, 2003, Martyn Element & Associates Corporate & Project Finance Limited were retained by Goldcliff as an independent contractor to provide corporate advisory services to the company. The initial term of the engagement shall be for a period of six months at a monthly fee of $7500 plus expenses. A finders fee will be paid to Element for facilitating the completion of an equity financing involving registrants. Martyn Element has been granted incentive stock options of 256,550 common shares of Goldcliff at an exercise price of $0.105 for two years , expiring May 16, 2005.

Timely disclosure of information is being disseminated through news releases and designated media outlets (Canada Stockwatch (Canjex Publishing Ltd.) and Market News Publishing Inc). Timely disclosure of information is being maintained with news releases and website updates (www.goldcliff.com).

gcn/Q2/apr2003BC51-901F

GOLDCLIFF RESOURCE CORPORATION (GCN.TSX-V)

Panorama Ridge Property
Hedley Gold Basin
Nickel Plate Mining District
British Columbia
Canada

CORPORATE & PROJECT INFORMATION SOURCES

INTERNET LOCATIONS	
News Releases	www.goldcliff.com
Daily Stock Quotes	www.tse-cdnx.com
Trading Symbol	GCN.TSX-V
Property Reports	www.sedar.com
Corporate Fillings	www.sedar.com
Corporate Updates	www.goldcliff.com
Corporate Contacts	info@goldcliff.ca
Leonard W. Saleken	President & Geologist
Edwin R. Rockel	Director & Geophysicist
George W. Sanders	Director
Nazir Dhalla	Director

Panorama Ridge Property (2002)
Goldcliff Resource Corporation (GCN.TSX-V)
Hedley, BC, Canada



NICKEL PLATE OPEN PIT MINE
(4 KM WEST OF PANORAMA)
YORK TRENCH
GOLD SKARN
YORK PROSPECT
GOLD SKARN
PANORAMA
GOLD ZONE
Spar
York
1000 METRES
Panorama Chargeable Zone
Nordic
Thor
Viking
Winters
Nickel Plate Mine
Open Pit
NICKELPLATE
MTN.
4 Km
Detail Area
PANORAMA
PEAK
Hwy 3
Hedley
Old Hedley
Road
INDEX
LOCATION
MAP
SUMMERLAND
Naramata
Brent Mountain
Park
PENTICTON
Kaleden
Okanagan Falls
White Lake
Grasslands
Keremeos
Cawston
S. Okanagan
Grasslands
Oliver
Osoyoos
YORK TRENCHES
PANORAMA GOLD ZONE
Topographic base map included for location